FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

the Securities Exchange Act of 1934

For the month of August, 2006

Commission File Number : 1-15232

16, rue de la Ville l’Evêque,

75008 Paris-France

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PRESS RELEASE Paris, August 1, 2006

Press Service 16 rue de la Ville l'Evêque 75008 Paris FRANCE Tel (331) 4006 6651

1ST HALF 2006:

STRONG REVENUE GROWTH

Revenues:	EUR 22.4 billion
Organic growth:	+9.5%
Total growth:	+10.2%

At June 30, 2006, SUEZ revenues, drawn up according to IFRS standards, show an organic growth rate of +9.5%.11 This excellent performance confirms the Group’s dynamic growth, well above the upper end of its objectives (4% to 7%). Revenues for the first six months of 2006 were EUR 22.4 billion (versus EUR 20.3 billion at June 30, 2005).2

Organic revenue growth was derived mainly from:

-	SUEZ Energy Europe (+EUR 973 million, +13.5%) based both on increased sales outside the Benelux countries and higher electricity prices.

-	SUEZ Energy International (+EUR 258 million, +9.2%), benefiting from dynamic commercial activities. Electricity sales volumes increased particularly in North America (+EUR 106 million, thanks to direct sales to industrial and commercial customers); sales in Latin America and in Asia/Middle East grew respectively by EUR 57 million (+9.2%) and EUR 99 million (+15.8%).

-	SUEZ Energy Services (+EUR 334 million, +6.7%), mainly in France from strong progress in Ineo’s business with service and infrastructure sector customers and Elyo’s significant commercial expansion.

-	SUEZ Environment (+EUR 341 million, +6.7%) which registered strong organic growth of +6.4% in water in Europe (+EUR 108 million, especially in France and Spain) and +5.7% in Waste services in Europe (+EUR 126 million, particularly in France, Germany, and Central Europe).

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All Group businesses turned in distinctly higher rates of growth. Total revenues grew by 10.2%. The Group generated 89% of its revenues in Europe and North America, with 81% from the European continent alone.

Total revenue growth (+EUR 2,074 million) breaks down as follows:

-	Organic growth (+EUR 1,906 million);
-	Effect of gas price increases (+EUR 690 million);
-	Impact of acquisitions / disposals (-EUR 765 million) which include -EUR 1,099 million in disposals (of which the sale of Electrabel Netten Vlaanderen -EUR 388 million, Agbar assets -EUR 80 million, SES assets -EUR 232 million, and SEI assets -EUR 222 million) and by inclusion of EUR 334 million in first-time consolidations, particularly in Italy (ALP Energie Italia);
-	Exchange rate fluctuations (+EUR 243 million), including +EUR 101 million for the Brazilian real and +EUR 93 million for the US dollar.

1.	See page 5 for a breakdown of organic revenue growth on a comparable basis.

2.	Revenue trend comparison based on pro forma IFRS revenue figures for 2005. The reconciliation to reported revenue figures at June 30, 2005 is shown on page 6.

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REVENUE CONTRIBUTION BY BUSINESS ACTIVITY

(in EUR millions)	June 30, 2006	June 30, 2005 pro forma(1)	Gross change	Organic growth(2)
SUEZ Energy Europe(3)	8,391	7,043	19.1%	13.5%
SUEZ Energy International(3)	3,058	2,773	10.3%	9.2%
SUEZ Energy Services	5,362	5,154	4.0%	6.7%
SUEZ Environment	5,542	5,308	4.4%	6.7%
TOTAL GROUP	22,353	20,279	10.2%	9.5%

(1) The Group now applies the new IFRS standard (IFRIC 4) concerning the right to use assets as well as those which are still provisional relating to concessions. The revenue trend analysis has been based therefore on a 2005 pro forma revenue figure which includes these elements. For reference, reported revenues for 1st half 2005 were EUR 20,227 million.

(2) See page 5 for a breakdown of growth on a comparable basis.

(3) Total sales of electricity and natural gas (SUEZ Energy Europe and SUEZ Energy International) were EUR 11,449 million, with an organic growth of +12.3%.

■    SUEZ ENERGY EUROPE

(in EUR millions)	June 30,2006	June 30, 2005 pro forma	Gross change	Organic growth
SUEZ Energy Europe	8,391	7,043	19.1%	13.5%

SUEZ Energy Europe gross revenues grew by +19.1% (+EUR 1,348 million), at the end of June 2006. On a comparable basis, in particular excluding the impact of changes in natural gas prices (+EUR 542 million), organic revenues progressed by +EUR 973 million.

-	Electricity

Electricity sales increased to EUR 4,888 million at the end of June 2006 for an organic growth rate of +18.4%. The increase is explained primarily by the generalized rise in market prices observed since the second quarter of 2005 due to increased fossil fuel prices, as well as by increased volumes sold outside the Benelux countries.

•	In Belgium, total revenues fell by 2.3%. The increase in volumes sold in the business segment (industry and retail distributors) was more than offset by the drop in volumes sold on the wholesale market. Nevertheless, corresponding revenues grew by 7.7% mainly as a result of increased sale prices.

•	In the Netherlands, volumes sold (11 TWh) were stable, although price increases resulted in a 20.5% increase in revenues.

•	In the rest of Europe, electricity sales continued to see double-digit growth (in both value and volume terms) in nearly every market thanks to a combination of commercial successes, the startup or restart of production facilities, and price increases. More than one-third of the Group’s electricity sales in Europe (28 TWh) is now transacted outside the Benelux.

-	Natural Gas

Excluding the effect of natural gas price increases, which had no impact on margins, Electrabel recorded organic growth in natural gas sales of EUR 146 million (+11.3%). In addition of the increase of wholesale sales, this gross resulted primarily from colder weather conditions in 2006 compared with 2005. This effect was nevertheless offset by a smaller market share in Belgium.

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Distrigas experienced increased sales to distributors (mainly due to a cold winter), enjoyed new commercial successes in France, and opened a new foothold in the Netherlands. Still, on the whole, Distrigas reported a slight drop in organic growth (-1%, or -EUR11 million) due to a sharp decline in LNG cargo sales (compared with exceptional opportunities seized in 2005) and in sales to non-Group electrical power plants.

-	Other activities

The fall in revenues generated by Other activities (without impact on margins) is due to the Group’s disposal of Electrabel Netten Vlaanderen to the new entity Eandis, established during the first quarter of 2006, which is a wholly-owned subsidiary of the Intermunicipal companies managing the Flemish distribution network.

■    SUEZ ENERGY INTERNATIONAL

(in EUR millions)	June 30, 2006	June 30, 2006 pro forma	Gross change	Organic growth
SUEZ Energy International	3,058	2,773	10.3%	9.2%

SUEZ Energy International advanced by +9.2% (or +EUR 258 million) on a comparable structural, exchange rate, and natural gas price basis. This new increase was the result of SEI’s commercial dynamism in a fast expanding international business environment, price increases related to reduced electricity generating capacity in many markets, and to the increase in fuel costs.

More specifically, this growth:

-	in North America (+EUR 106 million) came mainly from the commercial success of SERNA (SUEZ Energy Resources North America) in direct energy sales to industrial and commercial customers (+EUR 125 million), which were partially offset by diminished SUEZ LNG North America revenues due to lower sales volumes.

-	in Asia/Middle East (+EUR 99 million) with a +EUR 37 million revenue increase in Thailand and +EUR 33 million in Turkey resulting mainly from increased electricity prices reflecting fuel trends.

-	in Latin America (+EUR 57 million), particularly in Brazil where sales increased by EUR 47 million largely due to the replacement during 2005 of the last tranche of initial contractual volumes by new bi-lateral contracts with distributors and industrial customers. Peru registered growth of +EUR 12 million, largely the result of natural gas sales.

■    SUEZ ENERGY SERVICES

(in EUR millions)	June 30, 2006	June 30, 2005	Gross change	Organic growth
SUEZ Energy Services	5,362	5,154	4.0%	6.7%

SUEZ Energy Services recorded organic growth of +EUR 334 million (+6.7%), which was particularly well sustained in the installation and maintenance areas in France (+EUR 165 million, +12.2%).

Growth at Ineo mainly related to expansion among service sector and infrastructure customers (transportation, telecommunications, and public lighting).

Energy services activity in France (Elyo) registered +9.2% organic growth as a result of efforts to develop business and provide new services complementing existing contracts and, to a lesser extent, the impact of rate changes (renegotiated or increased fuel prices), and colder weather.

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On the international side, SES benefited from growth in its activity, especially in Switzerland and Italy.

■    SUEZ ENVIRONMENT

(in EUR millions)	June 30, 2006	June 30, 2005 pro forma	Gross change	Organic growth
SUEZ Environment	5,543	5,308	4.4%	6.7%
Water Europe(1)	1,824	1,760	3.7%	6.4%
Waste Services Europe	2,435	2,261	7.7%	5.7%
Degrémont	487	413	17.8%	16.2%
International	797	874	-8.9%	5.2%

(1) Water Europe includes the revenues of Aguas Andinas, presently owned and consolidated solely through Agbar. At June 30, 2005 Aguas Andinas accounted for EUR 88.5 million in revenues under International.

Organic growth in revenues of SUEZ Environment was EUR 341 million, or 6.7%.

-	Water Europe recorded +6.4% growth (+EUR 108 million), half of which from Agbar in Spain (+EUR 59 million, or +8.3%), particularly from its water and wastewater activities, and France (+EUR 37 million, or +4.4%) thanks to the signing of new wastewater and waste services contracts, despite a decrease in volumes distributed.

-	Waste Services Europe progressed in France (+EUR 50 million, i.e. +4.1%) thanks to increased treatment volumes (incineration, recycling, and landfill disposals). Waste services in Germany and Central Europe recorded strong growth in activity (respectively +EUR 33 million or +16.5%, and +EUR 20 million or +37.8%), following the 2nd half 2005 startup of new waste sorting and incineration plants.

-	Degrémont benefited from progress in major new international contracts, including Perth (Australia), Algeria, and Mexico, raising organic growth to +EUR 68 million, or +16.2%.

-	International activities recorded positive organic growth (+EUR 39 million, or +5.2%) which resulted mainly from the growing importance of water contracts in China (+15.0%), increased prices and volumes in Morocco (Lydec +4.2%), and in waste services in Australia (+6.2%). Finally, following the announced withdrawal from the Argentine contract, Aguas Argentinas’ contribution to revenues is consolidated for the first two months of 2006 only.

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REVENUE BREAKDOWN BY GEOGRAPHIC ZONE

Most Group revenues (89%) were generated in Europe and North America, with 81% from the European continent alone.

Revenue breakdown by geographic zone is as follows:

(in EUR millions)	June 30, 2006	% contribution	June 30, 2005	% contribution	Change 2006 / 2005
France	5,391.1	24.1%	4,780.9	23.6%	12.8%
Belgium	6,022.1	26.9%	5,591.9	27.6%	7.7%
Subtotal, France-Belgium	11,413.1	51.1%	10,372.7	51.2%	10.0%
Other European Union	6,064.7	27.1%	5,269.1	26.0%	15.1%
Other European countries	510.8	2.3%	440.6	2.2%	15.9%
Subtotal Europe	17,988.6	80.5%	16,082.5	79.3%	11.9%
North America	1,969.9	8.8%	1,866.5	9.2%	5.5%
Subtotal Europe and North America	19,958.5	89.3%	17,949.0	88.5%	11.2%
South America	966.9	4.3%	1,004.4	5.0%	-3.7%
Asia, Middle East and Oceania	1,122.7	5.0%	1,018.3	5.0%	10.3%
Africa	305.0	1.4%	307.0	1.5%	-0.7%
TOTAL	22,353.1	100.0%	20,278.6	100.0%	10.2%

BREAKDOWN OF ORGANIC GROWTH ON A COMPARABLE BASIS

Organic growth in revenues is analyzed on a comparable basis, with the reconciliation as follows:

(in EUR millions)	June 30, 2006	June 30, 2005	Organic growth
Revenues	22,353	20,279
Changes in Group structure(1)	(334)	(1,099)
Exchange rate fluctuations		243
Natural gas price variations		690
Comparable basis	22,019	20,113	9.5%

(1) Accounting respectively for 2006 revenues from companies consolidated for the first time and 2005 revenues from disposals.

Page 5 out of 6

JUNE 2005 REPORTED REVENUES RESTATED PRO FORMA

(in EUR millions)	June 30, 2005 reported	Right of use and concessions(1)	Other adjustments	June 30, 2005 pro forma
SUEZ Energy Europe	7,045	(3)	1	7,043
SUEZ Energy International	2,778	(4)		2,773
SUEZ Energy Services	5,134	17	4	5,154
SUEZ Environment	5,271	59	(22)	5,308
TOTAL GROUP	20,227	69	(17)	20,279

(1) The Group has decided to apply now, ahead of time, the new IFRS standard (IFRIC 4) concerning the right to use assets as well as those which are still provisional relating to concessions. In fact, the Group takes the view that these planned interpretations best reflect the treatment of concessions under the IAS/IFRS standards.

The positive impact on revenues (+EUR 69 million in 2005) is mainly due to cost price invoicing on extension work for local authorities, without any impact on results.

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SUEZ, an international industrial Group, designs sustainable and innovative solutions for the management of public utility services as a partner of public authorities, businesses and individuals. The Group aims to meet essential needs in electricity, natural gas, energy services, water and waste management. SUEZ is listed on the Brussels, Luxembourg, Paris, New York and Zurich stock exchanges and is represented in the major international indices: CAC 40, BEL 20, DJ STOXX 50, DJ EURO STOXX 50, Euronext 100, FTSE Eurotop 100, MSCI Europe and ASPI Eurozone. The Group employs 157,650 people worldwide and achieved revenues of €41.5 billion in 2005, 89% of which were generated in Europe and in North America.

Disclaimer

This press release contains certain forward-looking statements, particularly with respect to future events, trends, plans or objectives. These statements are based on management’s current views and assumptions and involve a number of risks and uncertainties that may lead to a significant difference between actual results and those suggested either explicitly or implicitly in these statements (or suggested by past results). Additional information about these risks and uncertainties appears in documents filed by SUEZ with the U.S. Securities and Exchange Commission and the Autorité des Marchés Financiers (French securities regulator). The present forward-looking statements are made as of the date of the present release, with no undertaking by SUEZ to update or revise them, whether in connection with new information, future events, or any other factor.

Press Contacts: +33(0)1 4006 6651	Analyst Contacts:	+33(0)1 4006 6531

This release is also available on the Internet: http://www.suez.com

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 1, 2006	Company Name SUEZ

	By:	/s/ Yves de GAULLE
Name: Yves de GAULLE
Title: General Secretary